Exhibit 99.5

Transcript of video from Thomas F. Farrell II, President, Chairman and CEO of Dominion Resources, Inc., to Questar Corporation employees

Hello. I’m Tom Farrell, chairman and CEO of Dominion Resources.

By now you’ve heard the news that Questar and Dominion propose to join forces, and I hope you’ve learned a bit about who we are.

Let me take this opportunity to tell you personally how pleased Dominion is to be a part of this strategic combination.

Questar has long had an excellent reputation in the energy industry. However, the more we learned about your company the more impressed we became.

It’s not just your top spot in the Public Utilities Fortnightly and J.D. Power rankings. We also learned about a top-quality workforce with a strong personal commitment to safety, reliable operations, cost-effective service, and community involvement.

We found an experienced and well-respected management team with a focus on customers and employees. We witnessed a proactive approach to pipeline safety and integrity. And we were impressed with the third-party recognition for responsible environmental stewardship – just to name a few things.

We look forward to sharing best practices at both companies. By learning from each other, we can improve operations and benefit our customers.

I think you’ll find there are more similarities than differences where it matters most. Dominion’s four core values – Safety, Ethics, Excellence and One Dominion – drive us in the same direction. For that reason, Dominion and Questar leadership believe our two companies are a natural fit.

I know you have many questions about Dominion and your future with us. We will work together with Questar to tell you as much as we can, as soon as we can.

One question is sure to be top of mind: how will Questar be run after the combination? Given your strong operating record and distance from Richmond, we expect Questar to operate under a local management structure.

Now, that’s not to say nothing will change. There are still many details to be worked out, and change is a part of life. But I assure you, Dominion is deeply committed to the regions in which we operate – and the same will be true after our combination is completed.

We plan to keep Questar’s headquarters in Salt Lake City. We also plan to increase community involvement and charitable investment in the communities that are currently served by Questar.

We know you are a tight-knit organization. That sense of trust and teamwork is a valuable component of your success. I think you will find that being part of a bigger company can also have its advantages, without losing the personal touch. More colleagues and corporate resources to provide help and ideas. Broader career opportunities. Buying power and other economies of scale to name just a few.

You are joining one of the largest companies in our industry. We believe it’s the best in our industry. Together, we will provide natural gas and electricity to almost 5 million homes and businesses, and operate an infrastructure system that will be the envy of our peers. And the best is yet to come. It is up to all of us to make that happen.

We at Dominion look forward to working with you through the transition and welcoming you to the family later this year.

Thank you.